UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2007

Commission File Number: 000-33051

CHINESEWORLDNET.COM INC.
(Translation of registrant's name into English)

Appleby Spurling Hunter, Clifton House, P.O. Box 1350GT
Grand Cayman, Cayman Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12b3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒.

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12b3-2(b): 82-_________.

Entry into Material Definitive Agreements

Chineseworldnet.com Inc. (the “Company”) entered into subscription agreements (“Subscription Agreements”) with three non-U.S. persons to sell and issue an aggregate of 2.25 million shares of the Company’s common stock (the “Shares”) for a purchase price of $1.08 per share, or an aggregate purchase price of $2.43 million. The closing of the last transaction in the series of financing transactions pursuant to the Subscription Agreements occurred on October 11, 2007.

The Company also entered into piggyback registration rights agreements (“Registration Rights Agreements”) with each investor for piggyback registration of the Shares issued to the investors pursuant to the Subscription Agreements upon the Company’s filing of a registration statement (other than a registration statement on Form S-8 or on Form S-4/F-4 or any similar successor forms), whether for the Company’s own account or for the account of one or more of the Company’s stockholders. The number of shares that may be registered is subject to limitations set forth in the Registration Rights Agreement. The Company will bear the Company expenses relating to the registration of the Shares, and the registration expenses and selling expenses of each investor, including each investor’s own attorney’s fees, shall be borne by each investor.

The Shares were sold pursuant to an exemption from registration provided by Regulation S under the Securities Act of 1933, as amended. The forms of the Subscription Agreements and the Registration Rights Agreements are attached hereto as Exhibits 10.1 and 10.2, respectively.

On October 16, 2007, the Company issued a press release disclosing that the Company had entered into the above-described private placement financing transactions under the Subscription Agreements. A copy of that press release is attached hereto as Exhibit 99.1.

Exhibits

Exhibit No.	Description

10.1	Form of Subscription Agreement
10.2	Form of Piggyback Registration Rights Agreement
99.1	Press Release dated October 16, 2007

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINESEWORLDNET.COM INC., a Cayman Islands corporation

Date: October 17, 2007	By:	/s/ Kelvin Szeto
Kelvin Szeto, Chief Operating Officer and Chief Financial Officer

3

INDEX TO EXHIBITS

Exhibit No.	Description

10.1	Form of Subscription Agreement
10.2	Form of Piggyback Registration Rights Agreement
99.1	Press Release dated October 16, 2007

4